April 22, 2010

Ms. Tracey Houser
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4631

Re:   PGT, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2010
Filed March 18, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 22, 2010
File No. 0-52059

Dear Ms. Houser:

PGT, Inc. (the “Company”) submits this letter in response to your letter to Mr. Jeffrey T. Jackson, dated April 15, 2010, containing comments from the staff of the Division of Corporation Finance (the “Staff”), with respect to the above-referenced filings.

The headings below correspond to the headings as set forth in the Staff’s comment letter of April 15, 2010.  For ease of reference, the Staff’s comments are set forth below in italics, and the Company’s responses to such comments are set forth immediately below the text of the comment to which they relate.

Form 10-K for the Fiscal Year Ended January 2, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Executive Overview, page 14
1.
Q.We note your disclosure on page 15 that you anticipate the restructuring efforts from fiscal years 2008 and 2009 will result in cost savings that will exceed $25 million annually. Please also disclose the amount of cost savings recognized during fiscal year 2009 for the actions taken in fiscal year 2008. Please also disclose the amount of cost savings recognized during fiscal year 2010 for the actions taken in fiscal years 2008 and 2009 and whether these cost savings are in line with the anticipated cost savings. If the anticipated savings are not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 and Item 303(A)(3) of Regulation S-K for guidance.

A.
In 2009, the Company realized $8 million in savings from actions taken in 2008, which was in line with our expectations.  In 2010, we anticipate saving over $17 million from actions taken in 2009, and to continue to realize the $8 million in annual savings from our 2008 restructuring activities, resulting in approximately $25 million in annual savings.  These savings are mostly payroll based, and impact both our cost of sales and selling, general, and administrative expenses.

The Company will provide enhanced disclosure in future periodic reports and, if anticipated savings are not achieved as expected or are achieved in periods other than as expected, it will provide such disclosure, the reasons for the differences in expected and realized savings, and the likely effects on future operating results and liquidity.

Liquidity & Capital Resources, page 22

2.
Q:  In future filings, please disclose the amount of outstanding receivables for each of the three customers referenced in your disclosure on page 24. To the extent that you have material collection issues with any additional customers, please disclose the value of the outstanding receivables for each of those customers and also include a discussion of the balances that have not been collected subsequent to year end and prior to filing your annual and interim financial statements. Refer to Item 303(A)(1) of Regulation S-K, Instruction 5 to Item 303(A) of Regulation S-K, and Section 501.13.b. of the Financial Reporting Codification for guidance.

A.
The gross amount of receivables from the three customers, at January 2, 2010, was $1.8 million, of which $1.2 million was reserved.  These customers are all on payment plans and are making payments pursuant to such plans.  As of April 3, 2010, the Company had received payments pursuant to such payment plans in the aggregate of $0.1 million, and no individual customer owed the Company in excess of $0.6 million.

The Company will provide enhanced disclosure in future periodic reports.

3.
Q: We note that inventories is 24.7% of total current assets as of January 2, 2010, and that inventories increased 4.6% while sales declined 27% in the fourth quarter of fiscal year 2009 as compared to the fourth quarter of fiscal year 2008. Given the significance of inventories to total current assets and your liquidity for each period presented, please expand your disclosures to provide investors with a detailed analysis of your assessment of the realizability of your inventories, including an analysis of the inventory turnover ratio or other measure used by management to monitor inventories. Please refer to Item 303(A)(1) of Regulation S-K, Instruction 5 of Item 303(A) of Regulation S-K, and Section 501.13.b. of the Financial Reporting Codification for guidance.

A.	The Company will provide enhanced disclosure in the section entitled “Consolidated Cash Flows – Operating Activities” in future periodic reports.

Though sales declined 27% in the fourth quarter of 2009 compared to 2008, year-end inventories increased $0.4 million or 4.6%.  Also, inventory turns decreased from 14.8 in 2008 to 12.4 in 2009.  During 2009, the Company increased inventory $1.5 million related to: (i) raw materials required to support new products launched in 2009; (ii) an increase in safety stocks on certain items to ensure an adequate supply was immediately available given a sudden increase in demand and our short lead-times; and (iii) certain raw materials being purchased from overseas suppliers in bulk supply.  Without this increase, inventory turns would have been 14.0 in 2009.

Management monitors and evaluates raw material inventory levels based on the need for each discrete item to fulfill short-term requirements calculated from current order patterns and to provide appropriate safety stock.  Because all of our products are made-to-order, the Company has only a small amount of finished goods and work in process inventory.  Because of these factors, our inventories are not excessive, and we believe the value of such inventories will be realized.

4.
Q:  We note that you have obtained amendments to the credit agreements during fiscal years 2008 and 2009 to relax certain financial covenant requirements. In future filings, please disclose all of the financial covenants required to be met to the extent that you have determined that it is reasonably likely you will not meet these financial covenants. This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

A.
If, in the future, it becomes reasonably likely that the Company will not meet any of the financial covenants under its current credit facility, it will disclose in future filings all of the financial covenants required to be met, including the minimum and maximum ratios and amounts permitted under the financial covenants in addition to the actual amounts achieved for the current reporting period.

As disclosed in the Company’s most recent Annual Report on Form 10-K, the third amendment to our credit agreement, among other things, provides a leverage covenant holiday for 2010 and increases the maximum leverage amount for the first quarter of 2011 to 6.25X (then dropping 0.25X per quarter from the second quarter until the end of the term).  This amendment provides additional financial and operational flexibility and further decreases the likelihood that the Company will not be able to meet financial covenants.

The Company’s pro forma leverage at January 2, 2010 (assuming the March 2010 debt pay-down) was 3.8X, and we have concluded that, for the foreseeable future, it is not reasonably likely that the Company will fail to meet any of the covenants contained in our current credit facility.

5.	Q: In future filings, please file a copy of the third amendment to the credit agreement as an exhibit to your Form 10-K.

A.	The Company will file a copy of the Third Amendment to the Credit Agreement as an exhibit to future Annual Reports on Form 10-K.

Critical Accounting Policies and Estimates, page 26

Other intangibles, page 27

6.
Q:  We note that trademarks represent 25.3% of total assets as of January 2, 2010, and 64.5% of total shareholders' equity as of January 2, 2010. We further note that you recognized total impairment charges for your trademarks during fiscal year 2008 totaling $18.1 million, or 9.9% of fiscal year 2009 loss from operations and 24.4% of total shareholders' equity as of January 3, 2009. We have the following comments in this regard.

·
In future filings, please revise your disclosures to more fully explain to investors the uncertainties associated with your trademarks. Specifically, please provide investors with a more comprehensive discussion of the assumptions used in the royalty relief discounted cash flow method to estimate fair value. In addition, you should also explain to investors the uncertainties associated with the material assumptions, such as any material deviations from your historical results, expectations as to when you anticipate the significant decline in sales to turnaround, etc.

·	Please disclose the percentage by which estimated fair value exceeded the carrying value.

These additional disclosures should provide investors with a detailed understanding of the magnitude of your material uncertainties. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." Please provide us with the revised disclosure you intend to include in your next periodic report to address this comment

A.	The Company confirms that the following disclosure, updated to reflect actual assumptions and circumstances appropriate for the related reporting period, will be included in future periodic filings.

“The impairment evaluation of the carrying amount of intangible assets with indefinite lives is conducted annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by comparing the carrying amount of these assets to their estimated fair value. If the estimated fair value is less than the carrying amount of the intangible assets, then an impairment charge is recorded to reduce the asset to its estimated fair value. The estimated fair value is determined using the relief from royalty method that is based upon the discounted projected cost savings (value) attributable to ownership of our trademarks, our only indefinite lived intangible assets.

In estimating fair value, the method we use requires us to make assumptions, the most material of which are net sales projections attributable to products sold with these trademarks, the anticipated royalty rate we would pay if the trademarks were not owned (as a percent of net sales), and a weighted average discount rate.  These assumptions are subject to change based on changes in the markets in which these products are sold, which impact our projections of future net sales and the assumed royalty rate.  Factors affecting the weighted average discount rate include assumed debt to equity ratios, risk-free interest rates and equity returns, each for market participants in our industry.  Our year-end test of trademarks, performed as of January 2, 2010, utilized a weighted average royalty rate of 4.0% and a discount rate of 17.0%.  Net sales used in the analysis were based on historical experience and a continuance of the recent decline in sales in the near future, followed by modest growth in later years.  As of January 2, 2010, the estimated fair value of the trademarks exceeded book value by approximately 3%, or $1.4 million.  We believe our projected sales are reasonable based on, among other things, reports from certain third-party agencies which project increases in single family housing starts in our target markets in 2010.  We also believe the royalty rate is appropriate and could improve over time based on market trends and information, including that which is set forth above.  The weighted average discount rate was based on current financial market trends and will remain dependent on such trends in the future.  Absent offsetting changes in other factors, a 1% increase in the discount rate will result in an impairment of $2.2 million.”

Recently Issued Accounting Standards, page 29

7.
Q:  In future filings, please include disclosure that explains to investors how recently issued accounting standards that have not yet been adopted may impact your business, trends, debt covenants, et cetera, rather than referring to the disclosures required in your audited footnotes.  Refer to SAB Topic 11:M  for guidance.

A.
The Company referenced this item to its financial statement disclosure to avoid redundancy, and given the fact that such recently issued accounting standards did not impact the Company’s business, trends, debt covenants, etc., only provided disclosure in its footnotes.  However, in response to the Staff’s comment, the Company will include such disclosure both in the MD&A and financial statements in future periodic filings.

Forward Outlook, page 29

8.
Q: We note your disclosure that, under certain circumstances, you may need to use your cash on hand to fund margin calls related to your forward contracts for aluminum. We also note your related disclosure in the fourth paragraph on page 28 and in Note 11 of your consolidated financial statements. Please tell us what consideration you have given to including a risk factor in Item 1A. of your Form 10-K that adequately describes this risk to your liquidity position.

A.
As of January 2, 2010, the Company was party to 33 contracts to purchase approximately 6.4 million pounds of aluminum during calendar year 2010.  These contracts were in a net receivable position of $0.5 million.  The Company determined that the inclusion of a risk factor in Item 1A of its Form 10-K was not warranted based on, among other things, the fact that if the price of aluminum dropped from the year-end price of $1.00 per pound to $0.60 per pound, as it was in the first half of 2009, its lowest level since April of 2003, it would be required to pay $2.2 million in margin calls.  With $7.0 million in cash on hand at year-end and $25 million available under the Company’s revolving credit facility, as well as an expected increase in cash from a pending rights offering, we did not conclude that this presented a significant liquidity risk.  We continually monitor this situation and, if the risk to our liquidity becomes more significant, we will add a risk factor which provides appropriate disclosure.

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk, page 31

9.
Q:  Please revise your disclosure for your commodity price risk to include a description of the model, assumptions, and parameters used to prepare the sensitivity analysis. Please refer to Item 305(a)(ii)(B) of Regulation S-K and Instruction 3.F. to Item 305 of Regulation S-K for guidance.

A.
The Company confirms that the disclosure set forth below, updated to reflect actual assumptions and circumstances appropriate for the related reporting period, will be included in future periodic filings.

“For forward contracts for the purchase of aluminum at January 2, 2010, a 10% decrease in the price of aluminum would decrease the fair value of our aluminum forward contacts by $0.6 million.  This calculation utilizes our actual commitment of 6.4 million pounds under contract (to be settled throughout 2010) and the market price of aluminum as of January 2, 2010, which was approximately $1.00 per pound.”

Consolidated Statements of Cash Flows, page 36

10.
Q: Please tell us how you determined that the net change in the deposit with your commodities broker related to funding of margin calls on open forward contracts for the purchase of aluminum in a liability position represents an investing activity. As part of your explanation, please include the specific reference for the authoritative literature that supports your position.

A.
We present net changes in the deposit with our commodities broker in investing activities in accordance with ASC 230-10-45-27 since the cash flows are associated with margin calls for derivatives used for hedging purposes that are always net settled and such cash flows do not relate to our usage or actual purchase of aluminum.  Consistent with this guidance, we concluded that the nature of these cash flows is consistent with an investing activity as the derivative contracts are always net settled.

This treatment is consistent with guidance published in Ernst &Young’s “Financial Reporting Developments – Statement of Cash Flows – Understanding and Implementing FASB Statement No. 95”, Chapter 6, under the section titled “Commodities and Financial Futures Contracts.”

2.  Summary of Significant Accounting Policies, page 38

Cost of Sales, page 39

11.
Q:  We note that you recorded an estimated loss on a contract for a large multi-story condominium project in Southeast Florida. We further note that your revenue recognition policy is based on the guidance in ASC 605-10-S99-1 (SAB Topic 13). As such, please clarify why you have recognized a loss prior to the recognition of revenue. If you also recognize revenue for certain contracts in accordance with ASC 605-35-25-45 through 25-55 (SOP 81-1), please revise your revenue recognition policy to disclose as such, including the amount of revenue recognized under each policy. Please provide us with the disclosure you intend to include in future filings.

A.
The Company respectfully submits that only approximately $0.2 million of fiscal 2009 revenue was recognized under the unique contract described in our Cost of Sales disclosure in footnote 2, and we recognized the total expected loss as soon as it became evident in accordance with ASC 605-35-25-45 through 25-55.   We recognized the remaining (virtually all) fiscal 2009 revenue in accordance with the revenue recognition policy disclosed in our revenue recognition footnote (ASC 605-10-S99-1).  In 2010, we anticipate revenue recognized under this contract to be less than 2% of total revenue and do not expect to enter into any future long term contracts.  Accordingly, we do not believe that disclosure of this revenue policy will provide meaningful information to the users of the financial statements.

Net income (loss) per common share, page 45

12.	Q: We note that you restated all periods presented to give effect to the bonus element in the 2010 and 2008 rights offerings. Please revise your disclosure to:
·	Explain to investors what the bonus element is.
·	Explain how you determined the restated basic and diluted (loss) earnings per share.
·	Demonstrate the impact of the bonus element to basic and diluted (loss) earnings per share.
Please refer to ASC 260-10-55-13 and 55-14 (paragraphs 55 and 56 of SFAS 128) for guidance.

A.	The Company confirms that the disclosure set forth below will be included in future periodic filings.

“Both the 2010 and 2008 rights offerings closed with shares of stock being issued at a price lower than the fair value of the stock, which created a bonus element similar in nature to a stock dividend.  Accordingly, basic and diluted shares outstanding prior to the 2010 rights offering as well as the 2008 rights offering were restated to show the number of common shares outstanding immediately prior to the rights offering multiplied by the following factor: (fair value per share immediately prior to the exercise of the rights)/(theoretical ex-rights fair value per share). Theoretical ex-rights fair value per share was computed by adding the aggregate fair value of the shares immediately prior to the exercise of the rights to the proceeds expected from the exercise of the rights and dividing by the number of shares outstanding after the exercise of the rights.

Basic and diluted earnings per share for the years ended January 2, 2010, January 3, 2009, and December 29, 2007 were reduced by $0.01, $0.09 and $0.0, respectively, as a result of the bonus element in the 2010 rights offering.  Basic and diluted earnings per share for the years ended January 3, 2009, and December 29, 2007 were reduced by $0.14 and $0.0, respectively, as a result of the bonus element in the 2008 rights offering.”

13. Commitments and Contingencies,  page 58

13.
Q: We note your disclosure regarding your various legal proceedings. We also note your disclosure on page 9 that you are involved in product liability claims relating to the products that you manufacture. In future filings, please clarify your disclosure as to whether your legal proceedings include product liability claims. If not, please tell us what consideration you have given to providing specific disclosures regarding your product liability claims in accordance with ASC (paragraphs 9-10 of SFAS 5) in your footnote disclosures.

A.	The Company confirms that it will clarify its disclosure pertaining to product liability claims, as the Company is not currently defending any such claims.

17. Employee Stock Based Compensation, page 61

 The Repricing, page 63
14.	Q: In future filings, please disclose the following for each of the 2008 and 2010 repricings:
·	Your methodology for determining the amount of incremental compensation cost to be recognized;
·	The number of stock options originally granted;
·	The number of replacement stock options granted; and
·	The exercise price, or exercise price range, of the originally granted stock options.

Refer to ASC 718-20-35-3 and 35-4 and ASC 718-20-35-8 and 35-9 for guidance.

A.	The Company confirms that the disclosure set forth below will be included in future periodic filings, as will similar disclosure relating to the 2010 repricing.

“On March 6, 2008, the Board of Directors of the Company approved, subject to stockholder approval, the cancellation and termination of the option agreements of seven employees of the Company, and the grant of replacement options under our 2006 Equity Incentive Plan.

The Board of Directors of the Company determined that, as a result of economic conditions which adversely affected the Company and the industry in which it competes, the options held by certain employees had exercise prices that were significantly above the current market price of the Company’s common stock and that the grants of replacement options would help retain and provide additional incentive to certain employees and align their interests with those of the Company’s stockholders.

Stock options originally granted to purchase 317,374 shares of our common stock, with an exercise price that ranged from $10.15 to $14.00 per share,  were cancelled and replaced with options to purchase an equal number of shares, at an exercise price of $3.09 per share, which was the closing price on the NASDAQ Global Market of the Company’s common stock on March 5, 2008, the day before the date on which the Board of Directors of the Company granted the replacement options and the designated employees executed the replacement option agreements. The replacement options are exercisable with respect to one third of the shares (rounded to the nearest whole share) on each of the first, second, and third anniversaries of March 6, 2008.  The replacement options expire on March 6, 2015.  During 2009 and 2008, incremental compensation cost totaling $0.1 million and $0.2 million was recognized related to the repriced options, respectively, and were recorded in accordance with ASC 718-20-35 which required us to calculate incremental compensation cost as the excess of the fair value of modified award over the fair value of the cancelled award immediately before the cancellation and reissue.”

Item 9A.  Controls and Procedures, page 67

15.
Q: Your disclosure states that your principal executive officer and principal financial officer evaluated the effectiveness of your disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Your disclosure regarding their effectiveness determination does not appear to cover the entire definition of disclosure controls and procedures. Please confirm to us that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective based upon the entire definition of disclosure controls and procedures as set forth in Rules 13a-15(e) and 15d-15(e). Please revise your disclosure accordingly in future filings.

A.
The Company confirms that its Principal Executive Officer and Principal Accounting Officer concluded that our Disclosure Controls and Procedures were effective based upon the entire definition of Disclosure Controls and Procedures as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e).   Additionally, the Company confirms that, in future filings, such disclosure will be revised accordingly.

Item 15. Exhibits, Financial Statement Schedules, page 71

16.
Q:  We note that you have filed the Second Amended and Restated Credit Agreement dated February 14, 2006. The filed credit agreement is incomplete as it does not contain the corresponding schedules and exhibits. Please file a complete copy of the Second Amended and Restated Credit Agreement, including all exhibits and schedules thereto, with your next Exchange Act periodic report.

A.
In response to the Staff’s comment, the Company confirms that it will file a copy of the Second Amended and Restated Credit Agreement dated February 14, 2006, including the corresponding schedules and exhibits thereto, with its next Exchange Act periodic report.

Appendix

17.	Q: In future filings, please provide all of the disclosures required by Item 10(e) of Regulation S-K for each of your non-GAAP measures in the Form 10-K.

A.
The Company respectfully submits that we believed our filing was complete, as all of the required disclosure was included in our 8-K, and we made reference to such 8-K within our 10-K.  However, in response to the Staff’s comment, and to be more clear in future filings, we will modify our Appendix to include the previously filed language from our 8-K.

Exhibits 31.1 and 31.2

18.
Q: We note your use of "annual report" rather than "report" in the second and third paragraphs of the certification. In future filings, please provide certifications in the exact form as set forth in Item 601(b)(10) of Regulation S-K.

A.	The Company confirms that, in future filings, it will provide certifications in the exact form as set forth in Item 601 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 24

Compensation Philosophy and Objectives, page 24

19.
Q: In future filings, please disclose the names of the companies within your relevant labor market (i.e. the peer group) used as a basis for comparison of compensation levels in determining your executive compensation levels for 2009. See Item 401(b)(2)(xiv) of Regulation S-K.

A.
The Company confirms that, in future filings, it will disclose the names of the companies within its relevant labor market used as a basis for comparison of compensation levels in determining executive compensation levels as required by Item 402(b)(2)(xiv) of Regulation S-K.

Annual Cash Incentive Plan, page 26

20.
Q:  In future filings, please identify the elements of individual performance you consider in determining the annual cash bonus awarded to your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

A.
The Company respectfully submits that, as disclosed in the Company’s Proxy Statement, the 25% of the Annual Cash Incentive Plan based on discretionary factors are based on Company-wide factors and not individual performance.  For fiscal year 2009, the Compensation Committee of the Board of Directors recommended, and on February 2, 2010 the Board of Directors approved, a bonus payout under the discretionary portion of the 2009 Annual Cash Incentive Plan based on, among other things, the Company’s overall financial performance during severely challenging market conditions.  This 25% discretionary payout was paid to all participants in the Annual Cash Incentive Plan.  In the future, if individual performance is considered in determining the annual cash bonus awarded to named executive officers, the Company will disclose such factors pursuant to Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Equity-Based Incentives, page 27

21.	Q: In future filings, please explain how you determined the allocation of restricted stock and stock options. See Item 402(b)(2)(iii) of Regulation S-K.

A.
The Company confirms that, in future filings, if a combination of restricted stock and stock options are awarded, it will explain considerations used to determine the allocation thereof as a percentage of total long term equity-based compensation as required by Item 402(b)(2)(iii) of Regulation S-K.

Review and Approval of Transactions with Related Parties, page 38

22.	Q: In future filings, please state whether your policies and procedures are in writing. See Item 404(b)(1)(iv) of Regulation S-K.

A.	The Company confirms that such policies are in writing, and in future filings it will disclose this fact.

We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.  We appreciate your efforts, commentary, and comments that will only further assist us in our commitment to providing full and fair disclosure.  We welcome any additional questions that you might have.  In connection with responding to the Staff’s comments, we acknowledge that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any period under the federal securities laws of the United States.

Should you have any questions or want to discuss these matters further, please call the undersigned at (941) 480-2720.  Facsimile transmissions may be made to the undersigned at (941) 486-8634.

Very truly yours,

/s/ Jeffrey T. Jackson

Jeffrey T. Jackson
Executive Vice President and CFO